Exhibit 99.1

RedCloud Receives Expected Nasdaq Staff Delisting Determination and Files Appeal to Preserve Listing Pending Panel Hearing

As a result of the appeal, there is no immediate impact on the listing of RedCloud ordinary shares, which continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

LONDON, October 14, 2026 (GLOBE NEWSWIRE) -- RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), which is building the AI prediction infrastructure for global FMCG trade, today announced that on October 13, 2026, it received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has initiated the process of delisting the Company’s ordinary shares from the Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Minimum Bid Price Rule continues for a period of consecutive 30 business days. The Company is not eligible for a second 180-day compliance period because it lacks the stockholders’ equity required to meet the initial listing standards.

The Company has appealed the Staff Determination by filing a request for an oral hearing before the Nasdaq Hearings Panel (the “Hearings Panel”). This request has stayed the suspension of trading or delisting of the Company’s securities pending the hearing and the Hearing Panel’s decision. In the meantime, the Company’s securities will continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

The Company will submit to the Hearings Panel a written plan of compliance, including a commitment to effect a reverse stock split. As previously announced on October 6, 2026, the Company’s Board of Directors has convened a General Meeting scheduled for October 30, 2026 (the “General Meeting”). At the General Meeting, the Company will seek shareholder approval to effect a share consolidation. If approved by shareholders, the share consolidation is expected to be effective on or about November 13, 2026. Depending on the timing of the hearing before the Hearings Panel, the share consolidation may already be effective.

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements include, without limitation, statements regarding the expected general meeting of shareholders. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the granting of the Company’s request a hearing before the Hearings Panel and, the outcome of the General Meeting. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise these forward-looking statements except as required by law.

Contacts

Investor Relations

investor.relations@redcloudtechnology.com

Media Relations

media@redcloudtechnology.com